Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 13 - 2008

MAY 14, 2008
FOR IMMEDIATE RELEASE

ANDRE FALZON JOINS AURIZON’S BOARD

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that Mr. Andre Falzon has joined the Company's Board of Directors, having been elected at the Company's Annual General Meeting held on May 14, 2008.  Mr. Falzon has also been appointed as Chairman of the Company’s Audit Committee.

Mr. Falzon, a Chartered Accountant, has held senior financial executive positions in the mining industry for over 20 years.  For most of those years, he was Vice President and Controller of Barrick Gold Corporation,  responsible for Barrick’s financial reporting requirements.  In that capacity, Mr. Falzon was involved in the financial aspects of Barrick’s business acquisitions, financings and mine development activities.  Most recently, Mr. Falzon served as Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s compliance and internal audit functions.

Mr. Falzon joins the Company's other Board Members: Diane Francis and Ian S. Walton, both of whom were re-elected at the Annual General Meeting, and Sargent H. Berner, Louis Dionne, Richard Faucher, David P. Hall, and Brian S. Moorhouse, whose terms of office have not expired.

All of the resolutions that shareholders were asked to consider at the Annual General Meeting held in Vancouver, B.C. on May 14, 2008, were approved.

Pursuant to the Company’s Incentive Stock Option Plan, incentive stock options have been granted to directors, officers, and employees for the purchase of up to 1,240,000 common shares at a price of $5.02 per share exercisable for a five year period, of which 610,000 share options vest immediately, with the balance vesting over three years from the date of grant.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

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